Exhibit 99.1

ICZOOM Group Inc. to Effect Share Consolidation on September 15, 2026

Shenzhen, China, Sept. 11, 2026 (GLOBE NEWSWIRE) -- ICZOOM Group Inc. (“ICZOOM” or the “Company”) (Nasdaq: IZM), a B2B electronic component products e-commerce platform, today announced that the Company’s board of directors approved on July 27, 2026 that the authorized, issued, and outstanding shares of the Company be consolidated at a 5-for-1 ratio with the marketplace effective date of September 15, 2026.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on September 15, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “IZM” but under a new CUSIP number, G4760B118.

As a result of the share consolidation, each five ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company will be correspondingly reduced from 8,188,610 Class A Ordinary Shares to approximately 1,637,722 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares to approximately 765,900 Class B Ordinary Shares, subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Lei Xia

Chief Executive Officer

Email: iczoomir@mtxpack.com